Exhibit (a)(5)(xxviii)

Contact:	Jennifer Glass
Oracle Corp.
(650) 633-6192
jennifer.glass@oracle.com

ORACLE REACHES OUT TO PEOPLESOFT CUSTOMERS

Seeks to dispel fear and uncertainty created by PeopleSoft, and reaffirm long-term commitment to PeopleSoft customers

REDWOOD SHORES, Calif., June 30, 2003 –

(http://www.oracle.com/tellmemore/?1836528) Oracle Corporation (Nasdaq: ORCL) today said it will embark on an intensive outreach campaign to reassure PeopleSoft customers of Oracle’s commitment to providing them world-class support and product enhancements for years to come.

“We are determined to provide PeopleSoft customers with more responsive and global support than they’ve ever enjoyed,” said Charles E. Phillips, executive vice president, Oracle Corporation. “PeopleSoft products will be enhanced and supported and Oracle will protect and improve the substantial investment PeopleSoft customers have already made. We have a long history of stellar customer support via the largest enterprise software support team in the industry. We stand by our record and intend to go directly to the PeopleSoft customers to set that record straight.”

“Let us be clear: our acquisition of PeopleSoft makes sense for our shareholders only if we keep PeopleSoft customers happy,” said Phillips. “It is not necessary for PeopleSoft customers to migrate to a new platform for this acquisition to be compelling for our shareholders and for PeopleSoft customers. Keeping PeopleSoft customers satisfied – on whichever product they choose to use — is a top priority.”

As part of its outreach, Oracle will ramp up advertising and directly contact every PeopleSoft customer to reiterate the following commitments:

•	We will not shut down PeopleSoft products and no PeopleSoft customer will be forced to convert to Oracle E-Business Suite applications.

•	If a customer elects to move to the Oracle E-Business Suite, we will offer free module-to-module upgrades.

•	We will extend the support period for PeopleSoft products for at least ten years beyond the timeframe to which PeopleSoft itself has committed.

•	Our award-winning service organization, which will include PeopleSoft specialists, will provide high quality, global customer service for PeopleSoft products.

•	We will take no action that reduces the functionality of any PeopleSoft implementation, and we will deliver ongoing enhancements and maintenance.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended June 18, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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